Filed Pursuant to 424(b)(3)
Registration No. 333-252623

26,112,721 Shares of Common Stock

This prospectus relates to the resale of up to 26,112,721 shares of AzurRx BioPharma, Inc. (the “Company,” “we,” “our” or “us”) common stock, par value $0.0001 per share, by the selling stockholders listed in this prospectus or their permitted transferees. The shares of common stock registered for resale pursuant to this prospectus include 26,112,721 shares of common stock issuable upon exercise, for cash, of warrants (the “Series B Exchange Warrants”) issued or issuable to the selling stockholders pursuant to an exchange right (the “Series B Exchange Right”) under the Certificate of Designations (the “Series B Certificate of Designations”) for our Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), as further described below. In addition, this prospectus registers for resale, on behalf of the selling stockholders named herein, the shares of Common Stock underlying warrants potentially issuable pursuant to the Series B Exchange Right in respect of accrued or paid-in-kind dividend obligations relating to the Series B Preferred Stock. Any issuances of Series B Exchange Warrants will be made pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). In accordance with applicable U.S. Securities and Exchange Commission guidance (Securities Act Forms Compliance and Disclosure Interpretations 116.13), this prospectus registers for resale, on behalf of the selling stockholders named herein, the shares of Common Stock issuable upon exercise of the Series B Exchange Warrants.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $20.9 million from the cash exercise the Series B Exchange Warrants by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See Plan of Distribution on page 11 of this prospectus for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder may be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See Plan of Distribution on page 11 of this prospectus.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “AZRX”. On February 10, 2021, the last reported sale price of our common stock on The Nasdaq Capital Market was $1.89.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 16, 2021.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “AzurRx”, “Company”, “we”, “us”, “our” or similar references mean AzurRx BioPharma, Inc. and its subsidiaries on a consolidated basis. References to “AzurRx BioPharma” refer to AzurRx BioPharma, Inc. on an unconsolidated basis. References to “AzurRx SAS” refer to AzurRx SAS, AzurRx BioPharma’s wholly-owned subsidiary through which we conduct our European operations.

Overview

We are engaged in the research and development of targeted, non-systemic therapies for the treatment of patients with gastrointestinal (“GI”) diseases. Non-systemic therapies are non-absorbable drugs that act locally, i.e. the intestinal lumen, skin or mucosa, without reaching an individual’s systemic circulation.

We are currently focused on developing our pipeline of three gut-restricted GI clinical drug candidates. The lead therapeutic candidate is MS1819, a recombinant lipase for the treatment of exocrine pancreatic insufficiency (“EPI”) in patients with cystic fibrosis and chronic pancreatitis, currently in two Phase 2 clinical trials. We plan to launch two clinical programs using proprietary formulations of niclosamide, a pro-inflammatory pathway inhibitor; FW-420, for grade 1 Immune Checkpoint Inhibitor-Associated Colitis (“ICI-AC”) and diarrhea in oncology patients and FW-1022, for Severe Acute Respiratory Syndrome Coronavirus 2 (“COVID-19” or “COVID”) gastrointestinal infections. Each drug candidate is described below:

MS1819

MS1819 is a recombinant lipase enzyme for the treatment of exocrine pancreatic insufficiency (“EPI”) associated with cystic fibrosis (“CF”) and chronic pancreatitis (“CP”). MS1819, supplied as an oral non-systemic biologic capsule, is derived from the Yarrowia lipolytica yeast lipase and breaks up fat molecules in the digestive tract of EPI patients so that they can be absorbed as nutrients. Unlike the standard of care, the MS1819 synthetic lipase does not contain any animal products.

EPI is a condition characterized by deficiency of the exocrine pancreatic enzymes, resulting in a patient’s inability to digest food properly, or maldigestion. The deficiency in this enzyme can be responsible for greasy diarrhea, fecal urge and weight loss. There are more than 30,000 patients with EPI caused by CF according to the Cystic Fibrosis Foundation approximately and approximately 90,000 patients in the U.S. with EPI caused by CP according to the National Pancreas Foundation. Patients are currently treated with porcine pancreatic enzyme replacement pills (“PERT”).

MS1819 – Phase 2b OPTION 2 Cystic Fibrosis Monotherapy Studies

On October 17, 2019, we announced that the Cystic Fibrosis Foundation Data Safety Monitoring Board (the “CFF DSMB”) completed its review of our final results of the OPTION Cross-Over Study and had found no safety concerns for MS1819, and that the CFF DSMB supported our plan to proceed to a higher 4.4 gram dose of MS1819 with enteric capsules in the multi-center dose escalation Phase 2b OPTION clinical trial (the “OPTION 2 Trial”). In December 2019, the Company submitted the clinical trial protocol to the existing IND at the FDA. The clinical trial protocol has been reviewed by the FDA with no comments. In April 2020, the Company received approval to conduct the OPTION 2 Trial in Therapeutics Development Network (“TDN”) clinical sites in the U.S. as well as Institutional Review Board (“IRB”) approval to commence the OPTION 2 Trial.

The OPTION 2 Trial is designed to investigate the safety, tolerability and efficacy of MS1819 (2.2 gram and 4.4 gram doses in enteric capsules) in a head-to-head manner versus the current standard of care, porcine pancreatic enzyme replacement therapy (“PERT”) pills. The OPTION 2 Trial will be an open-label, crossover study, conducted in 15 sites in the U.S. and Europe. A total of 30 CF patients 18 years or older will be enrolled.  MS1819 will be administered in enteric capsules to provide gastric protection and allow optimal delivery of enzyme to the duodenum.  Patients will first be randomized into two cohorts: to either the MS1819 arm, where they receive a 2.2 gram daily oral dose of MS1819 for three weeks; or to the PERT arm, where they receive their pre-study dose of PERT pills for three weeks. After three weeks, stools will be collected for analysis of coefficient of fat absorption (“CFA”). Patients will then be crossed over for another three weeks of the alternative treatment. After three weeks of cross-over therapy, stools will again be collected for analysis of CFA. A parallel group of patients will be randomized and studied in the same fashion, using a 4.4 gram daily dose of MS1819. All patients will be followed for an additional two weeks after completing both crossover treatments for post study safety observation. Patients will be assessed using descriptive methods for efficacy, comparing CFA between MS1819 and PERT arms, and for safety.

We initiated the OPTION 2 Trial in July 2020 with the first patient screened and three clinical trial sites activated in the U.S. In August 2020, the Company dosed the first patients and initiated the European arm of the OPTION 2 Trial. Topline data is anticipated in the first quarter of 2021; however, this timeline may be further delayed due to the COVID-19 pandemic.

In November 2020, we submitted a protocol amendment for the OPTION 2 Trial to add a study arm that uses an immediate release MS1819 capsule to compare data from the existing arm, that uses delayed-release enteric capsules with data from the new arm, that uses immediate release capsules, in order to determine the optimal dose and delivery method. We plan to initiate the OPTION 2 study extension in early first quarter 2021.

MS1819 – Phase 2 Combination Therapy Study

In addition to the monotherapy studies, we launched a Phase 2 multi-center clinical trial (the “Combination Trial”) in Europe to investigate MS1819 in combination with PERT, for CF patients who suffer from severe EPI but continue to experience clinical symptoms of fat malabsorption despite taking the maximum daily dose of PERTs. The Combination Trial is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819 (700 mg, 1120 mg and 2240 mg per day, respectively), in conjunction with a stable dose of PERTs, in order to increase CFA and relieve abdominal symptoms in uncontrolled CF patients. A combination therapy of PERT and MS1819 has the potential to: (i) correct macronutrient and micronutrient maldigestion; (ii) eliminate abdominal symptoms attributable to maldigestion; and (iii) sustain optimal nutritional status on a normal diet in CF patients with severe EPI.

We dosed the first patients in its Combination Trial in Hungary in October 2019. Planned enrollment is expected to include approximately 24 CF patients with severe EPI, at clinical trial sites in Hungary and additional countries in Europe, including Turkey. Topline data is currently expected in the first half of 2021; however, this timeline may be further delayed due to the COVID-19 pandemic.

We announced positive interim data on the first five patients in the Combination Trial in August 2020. The primary efficacy endpoint was met, with CFAs greater than 80% for all patients across all visits. For secondary efficacy endpoints, we observed that stool weight decreased, the number of stools per day decreased, steatorrhea improved, and body weight increased. Additionally, no serious adverse events were reported.

We opened a total of five clinical sites for the Combination Trial in Turkey in October 2020 and announced that its first patients were dosed in November 2020. We currently have a total of nine of the expected ten sites in Europe active and recruiting patients.

License Agreement with First Wave Bio, Inc.

On December 31, 2020, we entered into a License Agreement (the “First Wave License Agreement”) with First Wave Bio, Inc. (“First Wave”). Pursuant to the First Wave License Agreement, First Wave granted us a worldwide, exclusive right to develop, manufacture, and commercialize First Wave’s proprietary immediate release and enema formulations of niclosamide for the fields of treating ICI-AC and COVID in humans (the “Product”). The Product uses First Wave’s proprietary formulations of niclosamide, a pro-inflammatory pathway inhibitor. We plan to commence in 2021 both a Phase 2 trial of the Product for COVID in GI and a Phase 1b/2a trial for ICI-AC.

In consideration of the license and other rights granted by First Wave, we paid First Wave a $9.0 million upfront cash payment and an additional payment of $1.25 million due on June 30, 2021. In addition, we are obligated to pay potential milestone payments to First Wave totaling up to $37.0 million for each indication, based upon the achievement of specified development and regulatory milestones. We are also obligated to pay First Wave royalties as a mid-single digit percentage of net sales of the Product, subject to specified reductions.

We are now solely responsible, and have agreed to use commercially reasonable efforts, for all development, regulatory and commercial activities related to the Products in the ICI-AC and COVID fields. We may sublicense our rights under the First Wave License Agreement and, if we do so, we will be obligated to pay milestone payments and royalties to First Wave based on the sublicensee’s development and commercialization of the Products.

As of February 10, 2021, 9,441.4960 shares of Series C Preferred Stock, convertible into an aggregate of up to 9,441,496 shares of Common Stock, have been issued in relation to the Series B Exchange Rights at a conversion price of $0.75 per share, subject to certain limitations. Further, as of February 10, 2021, 9,441,496 Series B Exchange Warrants have been issued, exercisable for up to an aggregate of 9,441,496 additional shares of Common Stock, at an exercise price of $0.80 per share.

Pursuant to the First Wave License Agreement, First Wave retains rights to develop and commercialize the licensed niclosamide formulations outside the ICI-AC and COVID fields, and to develop and commercialize other niclosamide formulations that are not licensed to us. However, if prior to April 30, 2021, First Wave seeks to outlicense, sell to or otherwise grant rights to a third party related to any products containing niclosamide for use outside the ICI-AC or COVID fields to develop or commercialize a product containing niclosamide for use outside of the field then First Wave shall provide to us written notice of such proposal, in reasonable detail and we shall have the right and option to negotiate with First Wave with respect to a definitive agreement for the acquisition of First Wave. Pursuant to the First Wave License Agreement, we grant First Wave a worldwide, non-exclusive, royalty-free, perpetual, irrevocable license for use outside the ICI-AC and COVID fields, with the right to grant sublicenses, under any program IP and other intellectual property owned by us and incorporated into the Product.

The First Wave License Agreement terminates on a country-by-country basis and product-by-product basis upon the expiration of the royalty term for such product in such country. Each royalty term begins on the date of the first commercial sale of the licensed product in the applicable country and ends on date of expiration of the last to expire royalty term with respect to the country. The First Wave License Agreement may be terminated earlier in specified situations, including termination for uncured material breach of the First Wave License Agreement by either party, termination by us in specified circumstances, termination by First Wave in specified circumstances, termination by us for convenience with advance notice, and termination upon a party’s insolvency or bankruptcy. After expiration of the royalty term, we shall have a non-exclusive, fully-paid, perpetual, royalty-free right and irrevocable license with respect to any Product in any country within the territory.

The First Wave License Agreement also contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters.

We do not expect to generate revenue from drug candidates that we develop until we obtain approval for one or more of such drug candidates and commercialize our product or enter into a collaborative agreement with a third party. We do not have any products approved for sale at the present and have never generated revenue from product sales.

Recent Developments

Series B Exchange Right

On July 16, 2020, we consummated an offering of shares of our Series B Preferred Stock (the “Series B Offering”) in which we issued an aggregate of 2,912.583005 shares of Series B Preferred Stock, at a price of $7,700.00 per share, initially convertible into an aggregate of 29,125,756 shares of Common Stock at $0.77 per share, together with warrants (the “Series B Warrants”) to purchase an aggregate of 14,562,826 shares of Common Stock at an exercise price of $0.85 per share.

Under the Series B Certificate of Designations, in the event we effect any issuance of Common Stock or common stock equivalents for cash consideration, or a combination of units thereof, each holder of the Series B Preferred Stock has the right to exchange the stated value, plus accrued and unpaid dividends, of the Series B Preferred Stock for any securities issued in a Subsequent Financing (as defined in the Series B Certificate of Designations), on a dollar-for-dollar basis, in lieu of any cash subscription payments therefor, which we refer to as the Series B Exchange Rights. The terms and conditions of the Series B Preferred Stock and the Series B Offering were reported in our Current Report on Form 8-K filed July 20, 2020, which is incorporated herein by reference.

On December 31, 2020, we entered into a securities purchase agreement (the “Series C Purchase Agreement”) with a certain accredited investor, pursuant to which we agreed to sell in a registered direct offering (the “Series C Registered Direct Offering”) 5,333.333 shares of our Series C 9.00% Convertible Junior Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), at a price of $750 per share, which shares were initially convertible into an aggregate of 5,333,334 shares of Common Stock, at an initial stated value of $750.00 per share and a conversion price of $0.75 per share. The Series C Registered Direct Offering closed on January 6, 2021.

Concurrently with the Series C Registered Direct Offering, in a private placement (the “Series C Private Placement,” and together with the Series C Registered Direct Offering, the “Series C Offerings”), we also sold to the investor, an additional 5,333.333 shares of Series C Preferred Stock at the same price as the Series C Preferred Stock offered in the Series C Registered Direct Offering, which shares were initially convertible into an aggregate of 5,333,334 shares of our Common stock, together with warrants to purchase up to an aggregate of 10,666,668 shares of Common Stock, with an exercise price of $0.80 per share and an expiration term through July 6, 2026. The Series C Private Placement closed on January 6, 2021. The terms of the Series C Offerings were reported in our Current Reports on Form 8-K filed January 4, 2021, January 8, 2021 and January 13, 2021, which are incorporated herein by reference.

As a result of the Series C Offerings, pursuant to the Series B Certificate of Designation and the Series B Exchange Right, we are required to issue (in addition to shares of Series C Preferred Stock) Series B Exchange Warrants to purchase up to an additional 26,112,721 shares of Common Stock to any holders of Series B Preferred Stock who elect to exercise their Exchange Rights.  As of February 10, 2021, the shares of Series C Preferred Stock potentially issuable in relation to the Series B Exchange Rights would have been convertible into an aggregate of up to 678,082 incremental shares of Common Stock (beyond the 25,427,643 shares of Common Stock into which the underlying shares of Series B Preferred Stock, including accrued and unpaid dividends thereon, were convertible as of such date) at a conversion price of $0.75 per share, subject to certain limitations. In addition, as of February 10, 2021, the Series B Exchange Warrants potentially issuable in relation to the Series B Exchange Rights would have been exercisable for up to an aggregate of 26,105,725 additional shares of Common Stock, at an exercise price of $0.80 per share. In addition, this prospectus registers for resale the shares of Common Stock underlying warrants potentially issuable pursuant to the Series B Exchange Right in respect of accrued or paid-in-kind dividend obligations relating to the Series B Preferred Stock. In accordance with applicable Commission guidance (Securities Act Forms Compliance and Disclosure Interpretations 116.13), this prospectus registers for resale, on behalf of the selling stockholders named herein, the shares of Common Stock issuable upon exercise of the Series B Exchange Warrants.

As of February 10, 2021, 9,441.4960 shares of Series C Preferred Stock, convertible into an aggregate of up to 9,441,496 shares of Common Stock, have been issued in relation to the Series B Exchange Rights at a conversion price of $0.75 per share, subject to certain limitations. Further, as of February 10, 2021, 9,441,496 Series B Exchange Warrants have been issued, exercisable for up to an aggregate of 9,441,496 additional shares of Common Stock, at an exercise price of $0.80 per share.

Pursuant to the Series C Purchase Agreement, we must hold a meeting of our stockholders not later than March 31, 2021 to seek such approval as may be required from our stockholders (the “Stockholder Approval”), in accordance with applicable law, the applicable rules and regulations of the Nasdaq Stock Market, our certificate of incorporation and bylaws and the General Corporate Law of the State of Delaware. Until the Stockholder Approval has been obtained, the Series B Exchange Warrants held by the selling stockholders named herein may not be exercised for any shares of our Common Stock. We have scheduled a special meeting of our stockholders to be held on February 24, 2021, for the purpose of obtaining the Stockholder Approval. Please see our Definitive Proxy Statement filed on January 19, 2021.

The terms of the offerings described above were previously reported in our Current Reports on Form 8-K filed on July 20, 2020, January 4, 2021, January 8, 2021 and January 13, 2021, which are incorporated herein by reference.

Corporate Information

We were incorporated on January 30, 2014 in the State of Delaware.  In June 2014, we acquired 100% of the issued and outstanding capital stock of AzurRx SAS. Our principal executive offices are located at 1615 South Congress Avenue, Suite 103, Delray Beach, Florida 33445. Our telephone number is (646) 699-7855. We maintain a website at www.azurrx.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

The Offering

Shares of common stock offered by the selling stockholders	26,112,721 shares of common stock issuable upon exercise, for cash, of Series B Exchange Warrants held by the selling stockholders.

Shares of common stock outstanding before this offering	53,418,712 shares of common stock

Shares of common stock to be outstanding after giving effect to the issuance of shares registered hereunder	79,531,433 shares of common stock

Use of proceeds
We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $20.9 million from the cash exercise of the warrants by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective.

We anticipate that proceeds that we receive from the cash exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. See “Use of Proceeds” on page 12 of this prospectus.

Terms of this offering
The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Risk Factors
Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase our securities, including the shares of common stock and warrants offered by this prospectus, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, any subsequent Quarterly Report on Form 10-Q and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition and prospects could be harmed. In that event, the market price of our common stock and the value of the warrants could decline, and you could lose all or part of your investment.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus and any documents we incorporate by reference, other than statements of historical facts, are forward-looking statements including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

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availability of capital to satisfy our working capital requirements;

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our current and future capital requirements and our ability to raise additional funds to satisfy our capital needs;

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accuracy of our estimates regarding expense, future revenue and capital requirements;

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ability to continue operating as a going concern;

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our plans to develop and commercialize our lead drug candidate, MS1819;

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our ability to initiate and complete our clinical trials and to advance our principal product candidates into additional clinical trials, including pivotal clinical trials, and successfully complete such clinical trials;

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regulatory developments in the U.S. and foreign countries;

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the performance of our third-party contract manufacturer(s), contract research organization(s) and other third-party non-clinical and clinical development collaborators and regulatory service providers;

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our ability to obtain and maintain intellectual property protection for our core assets;

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the size of the potential markets for our product candidates and our ability to serve those markets;

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the rate and degree of market acceptance of our product candidates for any indication once approved;

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the success of competing products and product candidates in development by others that are or become available for the indications that we are pursuing;

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the loss of key scientific, clinical and nonclinical development, and/or management personnel, internally or from one of our third-party collaborators;

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the impact of the coronavirus (COVID-19) epidemic on our operations, and current and planned clinical trials, including, but not limited to delays in clinical trial recruitment and participation; and

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other risks and uncertainties, including those listed in the “Risk Factors” section of this prospectus and the documents incorporated by reference herein.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

DESCRIPTION OF TRANSACTIONS

Series B Exchange Right

       On July 16, 2020, we consummated the Series B Offering in which we issued an aggregate of 2,912.583005 shares of Series B Preferred Stock, at a price of $7,700.00 per share, initially convertible into an aggregate of 29,125,756 shares of Common Stock at $0.77 per share, together with the Series B Warrants to purchase an aggregate of 14,562,826 shares of Common Stock at an exercise price of $0.85 per share.

Under the Series B Certificate of Designations, in the event we effect any issuance of Common Stock or common stock equivalents for cash consideration, or a combination of units thereof, each holder of the Series B Preferred Stock has the right to exchange the stated value, plus accrued and unpaid dividends, of the Series B Preferred Stock for any securities issued in a Subsequent Financing (as defined in the Series B Certificate of Designations), on a dollar-for-dollar basis, in lieu of any cash subscription payments therefor, which we refer to as the Series B Exchange Rights. The terms and conditions of the Series B Preferred Stock and the Series B Offering were reported in our Current Report on Form 8-K filed July 20, 2020, which is incorporated herein by reference.

On December 31, 2020, we entered into the Series C Purchase Agreement with a certain accredited investor, pursuant to which we agreed to sell in the Series C Registered Direct Offering 5,333.333 shares of our Series C Preferred Stock, at a price of $750 per share, which shares were initially convertible into an aggregate of 5,333,334 shares of Common Stock, at an initial stated value of $750.00 per share and a conversion price of $0.75 per share. The Series C Registered Direct Offering closed on January 6, 2021.

Concurrently with the Series C Registered Direct Offering, in the Series C Private Placement we also sold to the investor, an additional 5,333.333 shares of Series C Preferred Stock at the same price as the Series C Preferred Stock offered in the Series C Registered Direct Offering, which shares were initially convertible into an aggregate of 5,333,334 shares of our Common stock, together with warrants to purchase up to an aggregate of 10,666,668 shares of Common Stock, with an exercise price of $0.80 per share and an expiration term through July 6, 2026. The Series C Private Placement closed on January 6, 2021. The terms of the Series C Offerings were reported in our Current Reports on Form 8-K filed January 4, 2021, January 8, 2021 and January 13, 2021, which are incorporated herein by reference.

As a result of the Series C Offerings, pursuant to the Series B Certificate of Designation and the Series B Exchange Right, we are required to issue (in addition to shares of Series C Preferred Stock) Series B Exchange Warrants to purchase up to an additional 26,112,721 shares of Common Stock to any holders of Series B Preferred Stock who elect to exercise their Exchange Rights.  As of February 10, 2021, the shares of Series C Preferred Stock potentially issuable in relation to the Series B Exchange Rights would have been convertible into an aggregate of up to 678,082 incremental shares of Common Stock (beyond the 25,427,643 shares of Common Stock into which the underlying shares of Series B Preferred Stock, including accrued and unpaid dividends thereon, were convertible as of such date) at a conversion price of $0.75 per share, subject to certain limitations. In addition, as of February 10, 2021, the Series B Exchange Warrants potentially issuable in relation to the Series B Exchange Rights would have been exercisable for up to an aggregate of 26,105,725 additional shares of Common Stock, at an exercise price of $0.80 per share. In addition, this prospectus registers for resale, on behalf of the selling stockholders named herein, the shares of Common Stock underlying warrants potentially issuable pursuant to the Series B Exchange Right in respect of accrued or paid-in-kind dividend obligations relating to the Series B Preferred Stock. In accordance with applicable Commission guidance (Securities Act Forms Compliance and Disclosure Interpretations 116.13), this prospectus registers for resale, on behalf of the selling stockholders named herein, the shares of Common Stock issuable upon exercise of the Series B Exchange Warrants only.

As of February 10, 2021, 9,441.4960 shares of Series C Preferred Stock, convertible into an aggregate of up to 9,441,496 shares of Common Stock, have been issued in relation to the Series B Exchange Rights at a conversion price of $0.75 per share, subject to certain limitations. Further, as of February 10, 2021, 9,441,496 Series B Exchange Warrants have been issued, exercisable for up to an aggregate of 9,441,496 additional shares of Common Stock, at an exercise price of $0.80 per share.

Pursuant to the Series C Purchase Agreement, we must hold a meeting of our stockholders not later than March 31, 2021 to seek such approval as may be required from our stockholders (the “Stockholder Approval”), in accordance with applicable law, the applicable rules and regulations of the Nasdaq Stock Market, our certificate of incorporation and bylaws and the General Corporate Law of the State of Delaware. Until the Stockholder Approval has been obtained, the Series B Exchange Warrants held by the selling stockholders named herein may not be exercised for any shares of our Common Stock. We have scheduled a special meeting of our stockholders to be held on February 24, 2021, for the purpose of obtaining the Stockholder Approval. Please see our Definitive Proxy Statement filed on January 19, 2021.

SELLING STOCKHOLDERS

This prospectus relates to the sale from time to time by the selling stockholders of up to 26,112,721 shares of our common stock, which consists of 26,112,721 shares of common stock issuable upon exercise of the Series B Exchange Warrants issued or issuable in connection with the Series C Offerings and the Series B Exchange Rights through February 12, 2021. When we refer to the “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The number of shares common stock beneficially owned by the selling stockholders is determined under rules promulgated by the SEC. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the securities covered by this prospectus.

	Shares of Common Stock Beneficially Owned Prior to	Shares of Common Stock Offered Underlying Series B Exchange	Shares of Common Stock Beneficially Owned After this Offering(3)
Name of Selling Stockholder	Offering(1)(2)(3)	Warrants	Number(3)	Percent(4)

Alexander D. Walsh	401,595	144,231	257,364	*
Allen Whittemore & Mary Walton	518,386	210,492	307,894	*
Amory Ross (5)	751,653	124,808	626,845	1.3%
Andrew Amorosi	259,193	105,246	153,947	*
Andrew Johnston ROTH IRA	165,290	67,061	98,229	*
Andrew Sanford	162,441	57,190	105,251	*
Archero 2020	282,953	107,045	175,908	*
Arthur Smalley	103,676	42,098	61,578	*
Beatrice Knox-Johnston	276,472	112,262	164,210	*
Bellis, Blauvelt-Demarest Foundations, Inc.	138,236	56,131	82,105	*
Bolton Equities Management USA, LLC	1,727,953	701,639	1,026,314	2.1%
Boulderwood LLC	697,268	251,523	445,745	*
Brenda B. Oakes	295,483	113,702	181,781	*
Brett Webbe	349,049	129,174	219,875	*
Brio Capital Master Fund, Ltd.	860,212	348,937	511,275	*
Brody 2016 Family Trust	26,552	10,776	15,776	*
Bruce Conway	1,005,876	408,438	597,438	1.2%
Bryan McShane	626,754	210,492	416,262	*
BTR Partners LP (6)	658,395	220,249	438,146	*
C. Erik Young	345,591	140,328	205,263	*
C. Finnegan Faldi	195,923	71,647	124,276	*
Carl T. Rennie	120,525	48,899	71,626	*
Carlos A. Franceschi	258,269	104,784	153,485	*
Carole Greenwell	1,215,083	493,387	721,696	1.4%
Charles C. Krafczek	340,964	120,078	220,886	*
Chris Barcless	92,170	30,799	61,371	*
Christopher Crain	179,066	72,650	106,416	*
Christopher D. Lemp	144,631	50,879	93,752	*
Christopher Karl Mellon	599,294	356,627	242,667	*
Christopher Laffey (7)	205,263	140,328	64,935	*
Curtis G. Viebranz	699,486	252,632	446,854	*
Dan Verbic	391,634	143,227	248,407	*
Daniel J Schultz	86,397	35,082	51,315	*
Daniel R. Honeker	345,591	140,328	205,263	*
David Allan Freedman	86,209	34,988	51,221	*
David B. Campbell	103,306	41,913	61,393	*
David C. Johnson	172,795	70,164	102,631	*
Davina Lockhart	437,641	146,188	291,453	*
Deborah C. Mash	137,770	55,898	81,872	*
Delta Services of North Branch Capital LP	809,559	289,479	520,080	*
Douglas Jensen	348,367	128,897	219,470	*
Duncan Lamb	362,869	147,344	215,525	*
EBR Ventures LLC (8)	2,215,580	1,096,883	1,118,697	2.1%
Edward J. Borkowski (9)	1,908,087	498,345	1,409,742	2.6%
Edwin W. Laffey Jr	42,670	16,839	25,831	*
Elisa H. Allen	86,089	34,928	51,161	*
Eric Ridder	172,179	69,856	102,323	*
Eric Ridder Jr	172,795	70,164	102,631	*
Eric Workin	34,443	13,975	20,468	*
FirstFire Global Opportunities Fund, LLC	526,312	206,338	319,974	*
Francis H Bowen	275,762	111,881	163,881	*
Frank W Hamilton	3,931,128	1,439,264	2,491,864	4.7%
Gary and Robin Gibson	516,536	209,567	306,969	*
Gary L. Brody	17,242	6,998	10,244	*
Gary Ryan Hart	241,912	98,229	143,683	*
Geoffrey J. Toman	172,179	69,856	102,323	*
Girls Night Out LLC	345,591	140,328	205,263	*
H. Robert Holmes	345,591	140,328	205,263	*
Harbor Watch Partners LP	438,931	146,833	292,098	*
Harry A. Miller IV	437,425	146,080	291,345	*
Harvard Home Mortgage Inc.	1,302,908	497,653	805,255	1.5%
Howard Fuhrman SEP IRA	875,281	292,376	582,905	1.1%
JABCO LP (10)	786,226	287,853	498,373	1.0%
JAC Family, LLC	564,028	213,150	350,878	*
Jacob Anthony Owens	34,559	14,033	20,526	*
Jacqueline Anne Matera & Gayle Lynne Matera	51,838	21,049	30,789	*
James Barone	137,744	55,885	81,859	*
James Bellis	161,912	57,896	104,016	*
James Morizio	219,489	73,348	146,141	*
James Sapirstein (11)	395,591	140,328	255,263	*
James Scott Croasdale	172,179	69,856	102,323	*
Jameson Stull	414,442	143,857	270,585	*
Jeffrey Craig Link Jr.	69,119	28,066	41,053	*
Jeffrey M Bertling	172,795	70,164	102,631	*
Joe Stack	172,179	69,856	102,323	*
John Degrandpre	269,822	101,713	168,109	*
John H de Neufville	345,591	140,328	205,263	*
John Hamblin	103,676	42,098	61,578	*
John J. Maydick Jr.	17,196	6,975	10,221	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO Constance A. Kemmerer	691,182	280,656	410,526	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO Elizabeth K. Gray	691,182	280,656	410,526	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO John L. Kemmerer, III	691,182	280,656	410,526	*
John McCrossin	34,559	14,033	20,526	*
John McMichael Cox	69,119	28,066	41,053	*
Jonathan K. Greenwell	34,559	14,033	20,526	*
Jonathan Paul Jacobs	345,591	140,328	205,263	*
Jonathan S. Scarpati	345,591	140,328	205,263	*
Joseph P. von Meister	248,118	92,900	155,218	*
Karolee Brown	191,737	71,576	120,161	*
Karolee Herner	43,934	14,688	29,246	*
Kathryn M. Parsons Rev Trust (12)	786,226	287,853	498,373	1.0%
Kenneth D. Hendriksen	172,795	70,164	102,631	*
Kevin McCaffrey	206,615	83,827	122,788	*
Kirsten Dermer	86,089	34,928	51,161	*
Kyle Wade Huey	94,349	38,311	56,038	*
Larry J. Lambert II	86,397	35,082	51,315	*
Laurence Lytton	829,313	317,254	512,059	1.0%
Laurie B. Mellon	172,521	70,027	102,494	*
Lawrence F. & Donna B. Michelson	660,797	248,434	412,363	*
Lincoln Park Capital Fund, LLC (16)	1,129,572	804,373	325,199	*
Lind Global Macro Fund, LP	629,445	217,320	412,125	*
Marcel Arrouet	320,293	105,246	215,047	*
Mark Bradford	86,089	34,928	51,161	*
Mark Gaynor	282,741	106,959	175,782	*
Mark Laue	86,089	34,928	51,161	*
Mark Swaim	412,121	145,366	266,755	*
Matias Isreal Escobar	138,236	56,131	82,105	*
Matthew Balk	679,165	187,675	491,490	*
Matthew Edward Traber	172,179	69,856	102,323	*
Matthew Kitchen	86,089	34,928	51,161	*
Matthew P. McMahon	344,357	139,711	204,646	*
Matthew Weinrich	162,427	65,954	96,473	*
Micah W. Rothstein	172,795	70,164	102,631	*
Michael Falk	172,795	70,164	102,631	*
Michael J. Atkinson	86,397	35,082	51,315	*
Molly and Joseph Walton Tenants in the entireties	606,274	227,090	379,184	*
Neil M. Metzheiser	1,175,544	429,882	745,662	1.4%
Nicholas Devito	86,397	35,082	51,315	*
Nicholas W. Walsh	425,996	143,841	282,155	*
Nishan Vartanian	338,315	127,849	210,466	*
Nishann, LLC	137,744	55,885	81,859	*
Noel Rubin	213,309	71,277	142,032	*
OCI-VB, LLC	691,182	280,656	410,526	*
Parallax Biomedical Fund LP	172,007	69,770	102,237	*
Paul Lemp	127,438	43,898	83,540	*
Peter Carpentier	172,795	70,164	102,631	*
Peter Herner	306,714	108,844	197,870	*
Peter M Rooney	96,345	35,056	61,289	*
Philip A. Sigel Sunset Cove Irrevocable Trust (13)	3,043,715	1,141,142	1,902,573	3.6%
Philip W Smith III	565,738	214,021	351,717	*
PRK Partners LP (14)	438,931	146,833	292,098	*
Ralph I. Rugolo Trust dtd 8/20/91	31,036	12,596	18,440	*
Ralph Worthington	518,386	210,492	307,894	*
Ratherby Investments, LLC	172,453	69,993	102,460	*
Ratherby Torch LLC	258,679	104,989	153,690	*
Raymond & Catherine Marzulli	212,870	71,131	141,739	*
Raymond L. Schettino	344,357	139,711	204,646	*
Richard G. and Dorothy C. Hyman	51,838	21,049	30,789	*
Richard Melnick	1,788,772	794,386	994,386	1.9%
Robert Bailey	172,795	70,164	102,631	*
Robert G. Murphy Jr.	688,716	279,423	409,293	*
Robert W. Holmes IRA	439,783	147,179	292,604	*
RPLLC	473,165	176,840	296,325	*
RRNR Investments LLC	785,374	287,507	497,867	1.0%
Ryan N. Johnson	829,418	336,787	492,631	*
S Clarke Moody	1,588,692	531,108	1,057,584	2.0%
Sean Flanagan	95,902	35,802	60,100	*
Shawn T. Pearce IRA	103,676	42,098	61,578	*
Skyler Ward	117,081	47,502	69,579	*
Stacy L. Giunta Revocable Trust (15)	219,453	73,330	146,123	*
Stefan D. Powell	345,936	140,468	205,468	*
Steven Jun Isaki	223,831	90,812	133,019	*
Terri Sanker Taube	172,179	69,856	102,323	*
The Entrust Group as custodian for the John Cox IRA	86,397	35,082	51,315	*
Thomas de Neufville	172,795	70,164	102,631	*
Todd Bates	43,968	14,714	29,254	*
Trust B fbo Amory L. Ross	172,795	70,164	102,631	*
Udai Tennati	69,119	28,066	41,053	*
Vincent V. Basile & Lara Coraci Basile	344,357	139,711	204,646	*
William Benjamin Holmes	69,119	28,066	41,053	*
William E. Webbe IV	109,834	36,719	73,115	*
William Edward Webbe V	564,028	213,150	350,878	*
William H. Combs	44,062	14,752	29,310	*
William J. May	172,179	69,856	102,323	*
William M. Cody	172,795	70,164	102,631	*
William or Andrea Weitzman	34,559	14,033	20,526	*
William Pyznar	587,518	214,838	372,680	*
William Stewart	86,089	34,928	51,161	*

* Less than 1%.

(1)
Except as noted below, beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All entries exclude beneficial ownership of shares issuable pursuant to warrants, options or other derivative securities that have not vested or that are not otherwise exercisable as of the date hereof or which will not become vested or exercisable within 60 days of February 10, 2021.

(2)
Based upon the internal books and records of the Company. Assumes full conversion of Series B Preferred Stock, pursuant to the Series B Exchange Right, into shares of Series C Preferred Stock and Series B Exchange Warrants. May not include purchases and sales of Common Stock, following the consummation of the Series B Offering, which have not been recorded directly in the share register maintained by the Company’s transfer agent. Assumes that the Stockholder Approval has been obtained, such that any shares of Series C Preferred Stock and Series B Exchange Warrants issuable pursuant to the Series B Exchange Right are fully convertible or exercisable into shares of Common Stock. Includes (i) shares of Common Stock issuable upon conversion of Series C Preferred Stock; (ii) shares of Common Stock issuable upon exercise of the Series B Exchange Warrants; and (iii) shares of Common Stock issuable upon exercise of other outstanding warrants.

(3)	Includes shares of Common Stock which are not being offered pursuant to this prospectus.

(4)
All percentage calculations are based on 53,418,712 shares of Common Stock outstanding as of February 10, 2021 and are rounded to the nearest tenth of a percent. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of calculating the percentage ownership of that person, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

(5)
Includes shares of Common Stock issuable upon conversion of Series B Preferred Stock and shares issuable upon exercise of warrants held by Harbor Watch Partners, LP; and (ii) shares of Common Stock issuable upon conversion of the Series B Preferred Stock and shares of Common Stock issuable upon exercise of warrants held by Trust B fbo Amory L. Ross. As General Partner of Harbor Watch Partners, LP, Amory Ross holds sole voting and dispositive power over the shares held by such entity. As Trustee of Trust B fbo Amory L. Ross, Amory Ross holds sole voting and dispositive power over the shares held by such entity.

(6)	As General Partner of BTR Partners, Ben Ross holds sole voting and dispositive power over the shares held by such entity.

(7)
Includes shares of Common Stock issuable upon exercise of warrants issued in connection with certain previous transactions. The selling stockholder is affiliated with Alexander Capital LP, which acted as placement agent in connection with such transactions.

(8)
Includes shares of Common Stock held directly by the selling stockholder and shares of Common Stock issuable upon exercise of warrants held by EBR Ventures, LLC. Edmund Burke Ross, Jr. is the Manager of EBR Ventures, LLC and has voting and dispositive power over the shares held by such entity. The address of Mr. Ross, Jr. is c/o JDJ Family Office Services, P.O. Box 962049, Boston, MA 02196.

(9)
Includes (i) 409,773 shares of Common Stock; (ii) 80,021 shares of Common Stock issuable upon the exercise of warrants; (iii) 100,000 shares of Common Stock issuable upon exercise of vested options; and (iv) 13,680 shares of Common Stock held by Mr. Borkowski’s spouse. Excludes 40,000 shares of Common Stock issuable upon exercise of unvested options.

(10)	As General Partner of JABCO LP, J. Geddes Parsons holds sole voting and dispositive power over the shares held by such entity.

(11)	Includes 50,000 shares of Common Stock issuable upon exercise of vested options. Excludes 1,450,000 shares of Common Stock issuable upon exercise of unvested options.

(12)	As Trustee of Kathryn M. Parsons Rev. Trust, Kathryn M. Parsons holds sole voting and dispositive power over the shares held by such entity.

(13)	As Trustee of Philip A. Sigel Sunset Cove Irrevocable Trust, Philip A. Sigel holds sole voting and dispositive power over the shares held by such entity.

(14)	As a principal of PRK Partners, LP, Parthenia Ross Kiersted holds sole voting and dispositive power over the shares held by such entity.

(15)	As Trustee of Stacy L. Giunta Revocable Trust, Stacy L. Giunta holds sole voting and dispositive power over the shares held by such entity.

(16)
Joshua Scheinfeld and Jonathan Cope, the principals of Lincoln Park Capital Fund, LLC, are deemed to be the beneficial owners of all shares of Common Stock owned by Lincoln Park Capital Fund, LLC. Messrs. Scheinfeld and Cope have shared voting power.

Issuances of our common stock to the selling stockholders will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholders identified herein.

USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our Common Stock in this offering. The shares of Common Stock covered by this prospectus may be issued upon exercise of the Series B Exchange Warrants. Upon any cash exercise of the warrants, the selling stockholders will pay us the applicable exercise price. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise. We anticipate that proceeds that we receive from the cash exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

PLAN OF DISTRIBUTION

 Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby from time to time directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be affected in one or more of the following methods:

●
ordinary brokers’ transactions;

●
transactions involving cross or block trades;

●
through brokers, dealers, or underwriters who may act solely as agents;

●
“at the market” into an existing market for the common stock;

●
in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●
in privately negotiated transactions; or

●
any combination of the foregoing.

The selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement to be in compliance with the current public information under Rule 144 under the Securities Act, or any other rule of similar effect (assuming that the shares were at no time held by any affiliate of ours, and all warrants are exercised by “cashless exercise” as provided in each of the warrants) or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Our common stock is quoted on The Nasdaq Capital Market under the symbol “AZRX”.

DESCRIPTION OF SECURITIES

 The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020, as amended on April 29, 2020, and the Certificate of Designations and forms of securities, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part , which are incorporated by reference herein.

General

Our certificate of incorporation, as amended and restated on December 20, 2019 (our “Charter”) authorizes the issuance of up to 150,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which a series of 5,194.805195 shares of Series B Preferred Stock and a series of 75,000 shares of Series C Preferred Stock are designated.

Common Stock

As of February 10, 2021, there were 150,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which a series of 5,194.805195 shares of Series B Preferred Stock and a series of 75,000 shares of Series C Preferred Stock have been designated.

As of February 10, 2021, there were 53,418,712 shares of Common Stock outstanding, 1,608 shares of Series B Preferred Stock and 8,015 of Series C Preferred Stock outstanding.

Our Charter and Amended and Restated Bylaws (our “Bylaws”) do not provide for cumulative voting rights.

Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We currently have up to 10,000,000 shares of preferred stock, par value $0.0001 per share, authorized and available for issuance in one or more series. Our board of directors is authorized to divide the preferred stock into any number of series, fix the designation and number of each such series, and determine or change the designation, relative rights, preferences, and limitations of any series of preferred stock. The board of may increase or decrease the number of shares initially fixed for any series, but no decrease may reduce the number below the shares then outstanding and duly reserved for issuance. As of February 10, 2021, 5,194.805195 shares were designated as Series B Preferred Stock, of which 1,941 were issued and outstanding, and 75,000 were designated as Series C Preferred Stock, of which 7,926 were issued and outstanding. This leaves 9,991,928.022833 shares of preferred stock authorized but unissued.

Series B Preferred Stock

On July 16, 2020, we designated 5,194.805195 shares as Series B Preferred Stock and issued 2,912.583005 of such shares.

Under the Series B Certificate of Designations, each share of Series B Preferred Stock will be convertible, at the holder’s option at any time, into Common Stock at a conversion rate equal to the quotient of (i) the $7,700 stated value (the “Series B Stated Value”) divided by (ii) the initial conversion price of $0.77, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Series B Certificate of Designations. In addition, if at any time after the six month anniversary of the date of the Private Placement, the closing sale price per share of Common Stock exceeds 250% of the initial conversion price, or $1.925, for 20 consecutive trading days, then all of the outstanding shares of Series B Preferred Stock will automatically convert (the “Automatic Conversion”) into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Preferred Stock to be so converted, plus the amount of any accrued and unpaid dividends thereon, by the Series B Stated Value per share and dividing the result by the then applicable conversion price.

The Series B Preferred Stock contains limitations that prevent the holder thereof from acquiring shares of Common Stock upon conversion (including pursuant to the Automatic Conversion) that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the conversion, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Each holder of shares of Series B Preferred Stock, in preference and priority to the holders of all other classes or series of our stock, is entitled to receive dividends, commencing from the date of issuance. Such dividends may be paid by us only when, as and if declared by the Board, out of assets legally available therefore, semiannually in arrears on the last day of June and December in each year, commencing December 31, 2020, at the dividend rate of 9.0% per year, which is cumulative and continues to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore. We may pay such dividends at our sole option either in cash or in kind in additional shares of Series B Preferred Stock (rounded down to the nearest whole share), provided we must pay in cash the fair value of any such fractional shares in excess of $100.00. Under the Series B Certificate of Designations, to the extent that applicable law or any of our existing contractual restrictions prohibit any required issuance of additional shares of Series B Convertible Preferred Stock as in-kind dividends or otherwise (“Additional Shares”), then appropriate adjustment to the conversion price of the Series B Convertible Preferred Stock shall be made so that the resulting number of conversion shares includes the aggregate number of shares of Common Stock into which such Additional Shares would otherwise be convertible.

Under the Series B Certificate of Designations, each share of Series B Preferred Stock carries a liquidation preference equal to the Series B Stated Value (as adjusted thereunder) plus accrued and unpaid dividends thereon (the “Series B Liquidation Preference”).

In the event we effect any issuance of common stock or common stock equivalents for cash consideration, or a combination of units thereof (a “Subsequent Financing”), each holder of the Series B Preferred Stock has the right, subject to certain exceptions set forth in the Series B Certificate of Designations, at its option, to exchange (in lieu of cash subscription payments) all or some of the Series B Preferred Stock then held (with a value per share of Series B Preferred Stock equal to the Series B Liquidation Preference) for any securities or units issued in a Subsequent Financing on dollar-for-dollar basis.

The holders of the Series B Preferred Stock, voting as a separate class, will have customary consent rights with respect to certain corporate actions by us. We may not take the following actions without the prior consent of the holders of at least a majority of the Series B Preferred Stock then outstanding: (a) authorize, create, designate, establish, issue or sell an increased number of shares of Series B Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the Series B Preferred Stock as to dividends or upon liquidation; (b) reclassify any shares of common stock or any other class or series of capital stock into shares having any preference or priority as to dividends or upon liquidation superior to or on parity with any such preference or priority of Series B Preferred Stock; (c) amend, alter or repeal our Certificate of Incorporation or Bylaws and the powers, preferences, privileges, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, which would adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock; (d) issue any indebtedness or debt security, other than trade accounts payable, insurance premium financings and/or letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or amend, renew, increase, or otherwise alter in any material respect the terms of any such indebtedness existing as of the date of first issuance of shares of Series B Preferred Stock; (e) redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any of our capital stock; (f) declare bankruptcy, dissolve, liquidate, or wind up our affairs; (g) effect, or enter into any agreement to effect, a Change of Control (as defined in the Series B Certificate of Designations); or (h) materially modify or change the nature of our business.

Warrants

Series B Exchange Warrants

The following is a summary of the material terms and provisions of the Series B Exchange Warrants. This summary is subject to and qualified in its entirety by the form of Series B Exchange Warrant.

The Series B Exchange Warrants will have an exercise price of $0.80 per share. The Series B Exchange Warrants will have a term of five and one-half years. The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of Common Stock. Series B Exchange Warrants will be issued in certificated form only.

Until the Stockholder Approval is obtained, the Company may not issue any shares of Common Stock upon exercise of the Series B Exchange Warrants.

Following the Stockholder Approval, the Series B Exchange Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Series B Exchange Warrants to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding shares of Common Stock after exercising the holder’s Series B Exchange Warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series B Exchange Warrants.

If at the time of exercise of the Series B Exchange Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the shares of Common Stock issuable upon exercise of the Series B Exchange Warrant, then the Series B Exchange Warrants will also be exercisable on a “cashless exercise” basis under which the holder will receive upon such exercise a net number of common shares determined according to a formula set forth in the Series B Exchange Warrants.

In the event of any fundamental transaction, as described in the  Series B Exchange Warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our shares of Common Stock, then upon any subsequent exercise of an Series B Exchange Warrant, the holder will have the right to receive as alternative consideration, for each share of Common Stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of Common Stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of Common Stock for which the Series B Exchange Warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction which is approved by our board of directors, the holder has the right to require us or a successor entity to redeem the Series B Exchange Warrant for cash in the amount of the Black-Scholes value of the unexercised portion of the Series B Exchange Warrant on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our Board, the holders of the Series B Exchange Warrants have the right to require us or a successor entity to redeem the Series B Exchange Warrant for the consideration paid in the fundamental transaction in the amount of the Black Scholes value of the unexercised portion of the Series B Exchange Warrant on the date of the consummation of the fundamental transaction.

In accordance with its terms and subject to applicable laws, an Series B Exchange Warrant may be transferred at the option of the holder upon surrender of the Series B Exchange Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

No fractional shares of Common Stock will be issued upon the exercise of the Series B Exchange Warrants. Rather, the number of shares of Common Stock to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

There is no established trading market for the Series B Exchange Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the Series B Exchange Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series B Exchange Warrants will be limited.

Except as otherwise provided in the Series B Exchange Warrants or by virtue of the holders’ ownership of shares of Common Stock, the holders of Series B Exchange Warrants do not have the rights or privileges of holders of our shares of Common Stock, including any voting rights, until such Series B Exchange Warrant holders exercise their warrants.

An Series B Exchange Warrant may be modified or amended or the provisions thereof waived with the written consent of our company and the holder of the Series B Exchange Warrant.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Transfer Agent

The transfer agent and registrar for our Common Stock is Colonial Stock Transfer, 66 Exchange Place, 1st Floor, Salt Lake City, Utah 84111, Tel: (801) 355-5740.

Anti-Takeover Effects of Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Charter and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

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at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

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the owner of 15% or more of the outstanding voting stock of the corporation;

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an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

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the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Charter and Bylaws.

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Mazars USA LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing. The 2019 and 2018 audited annual consolidated financial statements of AzurRx BioPharma, Inc., as of and for the years ended December 31, 2019 and 2018, have been audited by Mazars USA LLP, independent registered public accounting firm. The audit report dated March 30, 2020 for the 2019 audited annual consolidated financial statements includes an explanatory paragraph which states that certain circumstances raise substantial doubt about our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly, and other reports, proxy statements and other information with the Commission under the Exchange Act. Such reports, proxy statements and other information, including the Registration Statement, and exhibits and schedules thereto, are available to the public through the Commission’s website at www.sec.gov.

We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission.

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the Commission at the address listed above, or for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Certain Information by Reference” are also available on our website, www.azurrx.com/investors/regulatory-filings.

We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be a part of this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference into this prospectus:

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our Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 30, 2020 , as amended on April 29, 2020;

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our Quarterly Report on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020 filed on May 15, 2020 August 14, 2020, and November 16, 2020 respectively;

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our Current Report on Form 8-K, filed on January 6, 2020, January 13, 2020, January 14, 2020, January 22, 2020, March 2, 2020, March 27, 2020, April 14, 2020, April 21, 2020, May 1, 2020, June 1, 2020, June 12, 2020, July 15, 2020, July 20, 2020, July 27, 2020, August 5, 2020, August 21, 2020; September 14, 2020; November 17, 2020; December 7, 2020; January 4, 2021; January 5, 2021; January 8, 2021; and January 13, 2021;

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our definitive proxy statements on Schedule 14A, filed on August 11, 2020 and January 19, 2021 (as supplemented by the Definitive Additional Materials filed on January 20, 2021); and

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the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed on August 8, 2016, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

26,112,721 Shares
Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.